Exhibit 10.1

Description of 2008 Short Term Incentive Plan

Establish a short term incentive plan with target cash payouts for the Chief Executive Officer and other executive officers. The key performance measure for the plan is net income. Under the plan, the Chief Executive Officer and other executive officers are eligible to earn incentive payouts in the form of cash, dependent upon 2008’s reported net income. The plan establishes the annual budgeted net income for 2008 as the target level of performance. Cash payouts eligible upon achievement of the targeted earnings are 20% of base salary for the Chief Executive Officer and other executive officers. Eligible payouts under the plan would increase on a pro-rata basis for earnings in excess of the budgeted net income or decrease on a pro-rata basis for earnings lower than the budgeted net income.